Exhibit 99.1

Hi everyone,

My name is Grace Harlow, and I am an appraiser on the Masterworks acquisitions team.

Our latest offering is a 2016 painting by Pierre Soulages, from his well-known “Outrenoir” series of black-on-black paintings.

Pierre Soulages is one of only three artists ever to be honored with a solo exhibition at the Louvre during their lifetime. The other two were Pablo Picasso, who led all artists in annual auction turnover by value in 2021, and Marc Chagall, who ranked 27th. Soulages ranked 34th in 2021, up over 15 spots from 50th in 2020, grossing a total of $67 million.

As of July 2022, the auction record for black-on-black “Outrenoir” paintings created after 2000 is held by a 2009 example, which sold for the equivalent of $2.8 million at Christie’s, Paris on June 7, 2018, and the second-highest record is held by a 2006 example, which sold for the equivalent of $2.1 million at Sotheby’s Paris on December 4, 2019.

To find investment quality works by the artist, our acquisitions team has reviewed over 140 examples of Pierre Soualges’ work from around the world, many of which are priced in excess of $2 million. Of these 140 works, this is the 7th one we have selected to be offered on the Masterworks platform.

Between May 2007 and December 2021, auction sales of works by Pierre Soulages similar to the Offering, have increased at an estimated annualized appreciation rate of 20.1%.